SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                        CORPORATE RENAISSANCE GROUP, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)


                                    220033104
                                 (CUSIP Number)

                                Robert Schneider
                               21 East 66th Street
                            New York, New York 10021
                                  212/794-9066
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].




                                Page 1 of 4 pages


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CUSIP NO. 220033104                                            Page 2 of 4 pages
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================================================================================

            1        NAME OF REPORTING PERSONS

                         Robert Schneider
--------------------------------------------------------------------------------
            2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
            3        SEC USE ONLY
--------------------------------------------------------------------------------
            4        SOURCE OF FUNDS

                         PF
--------------------------------------------------------------------------------
            5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
            6        CITIZENSHIP OR PLACE OF ORGANIZATION

                         U.S.A.
--------------------------------------------------------------------------------
        NUMBER OF     7              SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   -0-
        OWNED BY     -----------------------------------------------------------
        REPORTING
       PERSON WITH

                      8              SHARED VOTING POWER

                                     -0-
                     -----------------------------------------------------------
                      9              SOLE DISPOSITIVE POWER

                                     -0-
                     -----------------------------------------------------------
                      10             SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
           11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                         -0-
--------------------------------------------------------------------------------
           12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES                                   [ ]
--------------------------------------------------------------------------------
           13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         -0-
--------------------------------------------------------------------------------
           14            TYPE OF REPORTING PERSON

                         IN
================================================================================


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CUSIP NO. 220033104                                            Page 3 of 4 pages
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                           STATEMENT FOR SCHEDULE 13D

Item 1. Security and Issuer.

     The class of equity securities to which this Statement relates is the common stock (the "Common Stock") of Corporate Renaissance Group, Inc., (the "Issuer"), whose principal executive office is located at 1185 Avenue of the Americas, New York, NY 10036.

     This Amendment is filed by Robert Schneider (the "Reporting Person") to report the disposition of all shares of the Issuer's Common Stock by (i) Mr. Schneider directly, (ii) Mr. Schneider's wife, and (iii) Mr. Schneider and his wife, jointly.

Item 5. Interest in Securities of the Issuer.

          As of the close of business on January 27, 1999:

          Mr. Schneider beneficially owns no shares of Common Stock.

     Since the date of the  Reporting  Person's  last filing of a  Statement  on
Schedule 13D with respect to the Issuer, Mr. Schneider made the following sales of the Issuer's Common Stock:


          Date                  No. of Shares           Price
          ----                  -------------           -----
          July 6, 1998               900                 7.36
          July 7, 1998             1,000                 7.12
          July 8, 1998            10,700                 6.22
          July 8, 1998            19,000(1)              7.22
          July 9, 1998             1,500                 6.20

     The Reporting Person ceased to be the beneficial owner of 5% or more of the Issuer's stock on July 9, 1998.

----------
     (1)Sold for the account of Mr. Schneider's wife.


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CUSIP NO. 220033104                                            Page 4 of 4 pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 27, 1999

                                                        /S/ROBERT SCHNEIDER
                                                     ---------------------------
                                                           ROBERT SCHNEIDER